Free Writing Prospectus to Pricing Supplement No. 2023-USNCH[ ]
Registration Statement Nos. 333-255302; 333-255302-03
Dated March 22, 2023; Filed pursuant to Rule 433

Citigroup Global Markets Holdings Inc.

Contingent Income Auto-Callable Securities Due April , 2025 Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index

Principal at Risk Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, underlying supplement, prospectus supplement and prospectus, and the "Risk Considerations" on the following page, prior to making an investment decision.

Summary Terms

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying indices:	The Nasdaq-100 Index® (ticker symbol: "NDX"), the Russell 2000® Index (ticker symbol: "RTY") and the S&P 500® Index (ticker symbol: "SPX")
Stated principal amount:	$1,000 per security
Pricing date:	March 31, 2023
Issue date:	April 5, 2023
Valuation dates, potential redemption dates and contingent coupon payment dates:	The expected valuation dates, potential redemption dates and contingent coupon payment dates are set forth below:

Valuation dates*	Potential redemption dates*	Contingent coupon payment dates**
June 30, 2023	June 30, 2023	July 6, 2023
October 2, 2023	October 2, 2023	October 5,2023
January 2, 2024	January 2, 2024	January 5,2024
April 1, 2024	April 1, 2024	April 4, 2024
July 1, 2024	July 1, 2024	July 5, 2024
September 30, 2024	September 30, 2024	October 3,2024
December 31, 2024	December 31, 2024	January 6,2025
March 31, 2025 (the "final valuation date")	N/A	April 3, 2025 (the "maturity date")

* Each valuation date is subject to postponement if such date is not a scheduled trading day or certain market disruption events occur, as described in the accompanying product supplement. Each potential redemption date is subject to postponement on the same basis as a valuation date.

** If the valuation date immediately preceding any contingent coupon payment date (other than the final valuation date) is postponed, that contingent coupon payment date will also be postponed so that it falls on the third business day after such valuation date, as postponed.

Maturity date:	Unless earlier automatically redeemed, April 3, 2025
Contingent coupon:	On each quarterly contingent coupon payment date, unless previously automatically redeemed, the securities will pay a contingent coupon equal to 2.60% of the stated principal amount of the securities (10.40% per annum) **if and only if** the closing level of the worst performing underlying index on the related valuation date is greater than or equal to its downside threshold level. **If the closing level of the worst performing underlying index on any quarterly valuation date is less than its downside threshold level, you will not receive any contingent coupon payment on the related contingent coupon payment date.**
Payment at maturity[1]:	If the securities are not automatically redeemed prior to maturity, for each $1,000 stated principal amount security you hold at maturity, you will receive cash in an amount determined as follows: • If the final index level of the worst performing underlying index on the final valuation date is **greater than or equal to** its downside threshold level: $1,000 + the contingent coupon payment due at maturity • If the final index level of the worst performing underlying index on the final valuation date is **less than** its downside threshold level: $1,000 + ($1,000 × the index return of the worst performing underlying index on the final valuation date) **If the final index level of the worst performing underlying index on the final valuation date is less than its downside threshold level, you will receive less, and possibly significantly less, than 70.00% of the stated principal amount of your securities at maturity, and you will not receive any contingent coupon payment at maturity.**

Automatic early redemption:	If, on any potential redemption date, the closing level of the worst performing underlying index on that date is greater than or equal to its initial index level, each security you then hold will be automatically redeemed on the related contingent coupon payment date for an amount in cash equal to the early redemption payment. If the securities are redeemed, no further payments will be made.
Early redemption payment:	The stated principal amount of $1,000 per security *plus* the related contingent coupon payment
Initial index level:	For each underlying index, its closing level on the pricing date
Final index level:	For each underlying index, its closing level on the final valuation date
Downside threshold level:	For each underlying index, 70.00% of its initial index level
Index return:	For each underlying index on any valuation date or potential redemption date, (i) its closing level on that valuation date or potential redemption date minus its initial index level, *divided by* (ii) its initial index level
CUSIP / ISIN:	17331H3H7 / US17331H3H79
Worst performing underlying index:	For any valuation date or potential redemption date, the underlying index with the lowest index return on that valuation date or potential redemption date
Preliminary Pricing supplement:	Preliminary Pricing supplement dated March 22, 2023

Hypothetical Payout At Maturity[1]

(if the securities have not been previously redeemed)

Index Return of Worst Performing Underlying Index on the Final Valuation Date	Payment at Maturity (excluding any coupon payable at maturity)
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-31.00%	$690.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

[1] All payments are subject to our credit risk

On the date of the accompanying preliminary pricing supplement, Citigroup Global Markets Holdings Inc. expects that the estimated value of the securities on the pricing date will be at least $920.00 per security, which will be less than the public offering price. The estimated value of the securities is based on Citigroup Global Markets Inc.'s ("CGMI") proprietary pricing models and Citigroup Global Markets Holdings Inc.'s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.'s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See "Valuation of the Securities" in the accompanying preliminary pricing supplement.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 255302 and 333 - 255302 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Underlying Indices For more information about the underlying indices, including historical performance information, see the accompanying preliminary pricing supplement. Risk Considerations The risks set forth below are discussed in more detail in the “Summary Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to ma king an investment decision.  You may lose a significant portion or all of your investment.  You will not receive any contingent coupon payment for any quarter in which the closing level of the worst performing underlying index on the related valuation date is less than its downside threshold level.  The securities are subject to the risks of all of the underlying indices and will be negatively affected if any one of the underlying indices performs poorly, even if the others perform well.  You will not benefit in any way from the performance of the better performing underlying indices.  You will be subject to risks relating to the relationship among the underlying indices.  Higher contingent coupon rates are associated with greater risk.  You may not be adequately compensated for assuming the downside risk of the worst performing underlying index.  The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupon payments.  The securities offer downside exposure to the worst performing underlying index, but no upside exposure to the underlying indices.  The performance of the securities will depend on the closing levels of the underlying indices solely on the relevant valuation dates, which makes the securities particularly sensitive to the volatility of the underlying indices.  The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.  The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.  The estimated value of the securities on the pricing date, based on Citigroup Global Markets Inc.’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate, will be less than the issue price.  The estimated value of the securities would be lower if it were calculated based on Citigroup Global Market Holdings Inc.’s secondary market rate.  The estimated value of the securities is not an indication of the price, if any, at which Citigroup Global Market Inc. or any other person may be willing to buy the securities from you in the secondary market.  The value of the securities prior to maturity will fluctuate based on many unpredictable factors.  Immediately following issuance, any secondary market bid price provided by Citigroup Global Market Inc., and the value that will be indicated on any brokerage account statements prepared by Citigroup Global Market Inc. or its affiliates, will reflect a temporary upward adjustment.  The securities are linked to the Russell 2000 ® Index and will be subject to risks associated with small capitalization stocks.  Changes that affect the underlying indices may affect the value of your securities.  Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.  Citigroup Global Market Holdings Inc.’s offering of the securities does not constitute a recommendation of any underlying index.  The level of an underlying index may be adversely affected by our or our affiliates’ hedging and other trading activities.  Citigroup Global Market Holdings Inc. and its affiliates may have economic interests that are adverse to yours as a result of the business activities of Citigroup Global Market Holdings Inc.’s affiliates.  The calculation agent, which is an affiliate of Citigroup Global Market Holdings Inc., will make important determinations with respect to the securities.  The U.S. federal tax consequences of an investment in the securities are unclear. Tax Considerations You should review carefully the discussion in the accompanying preliminary pricing supplement under the heading “United States Fe der al Tax Considerations” concerning the U.S. federal tax consequences of an investment in the securities, and you should consult your tax adviser.